MORGAN STANLEY ABS CAPITAL I INC.



                                          March 9, 2006



Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549


                  Re:  Morgan Stanley ABS Capital I Inc.
                       Registration Statement on Form S-3
                       File No. 333-130694
                       ----------------------------------

Ladies and Gentlemen:

      In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, the undersigned, as registrant with respect to the above-referenced Registration Statement, hereby requests that the effective date for the Registration Statement be accelerated so that it will be declared effective at 10:00 a.m., Washington D.C. time, on March 14, 2005 or as soon as practicable thereafter.


      The registrant acknowledges and represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The registrant further represents that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

                                    Very truly yours,

                                    MORGAN STANLEY ABS CAPITAL I INC.





                                    By: /s/ Steven Shapiro
                                        -----------------------
                                        Name:  Steven Shapiro
                                        Title:  Vice President